EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
(Unaudited)

Year Ended December 31		2015		2014	2013	2012	2011

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income (Loss)		$(4,524,515)		$2,915,487	$2,197,109	$570,279	$1,091,123
Less:	Capitalized Interest	(41,841)		(57,170)	(49,139)	(49,702)	(57,741)
Add:	Fixed Charges	355,539		337,762	348,399	323,965	315,702
Income Tax Provision (Benefit)		(2,397,041)		2,079,828	1,239,777	710,461	818,676
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$(6,607,858)		$5,275,907	$3,736,146	$1,555,003	$2,167,760

FIXED CHARGES:
Interest Expense		$227,913		$193,171	$226,721	$205,789	$197,572
Capitalized Interest		41,841		57,170	49,139	49,702	57,741
Capitalized Expense Related to Indebtedness		9,480		8,287	8,739	7,763	12,791
Rental Expense Representative of Interest Factor		76,305		79,134	63,800	60,711	47,598
TOTAL FIXED CHARGES		$355,539		$337,762	$348,399	$323,965	$315,702

RATIO OF EARNINGS TO FIXED CHARGES		(18.59)	(1)	15.62	10.72	4.80	6.87

(1)
For the year ended December 31, 2015, total fixed charges exceeded earnings available for fixed charges by $7.0 billion primarily due to impairment charges recognized in 2015 with respect to our proved oil and gas properties and other assets.